Exhibit 99.2

G. WILLI-FOOD INTERNATIONAL LTD.

This Proxy is solicited
on behalf of the Board of Directors

The undersigned shareholder of G. WILLI-FOOD INTERNATIONAL LTD. (the “Company”) does hereby appoint Mr. Amir Kaplan with full power of substitution and revocation, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled to vote at the Special Meeting of Shareholders of the Company (the "Meeting"), to be held at the offices of the Company, 4 Nahal Harif Street, Northern  Industrial Zone,  Yavne  8122216 Israel, on April 3, 2019 at 4 p.m. Israel time, and at any adjournment thereof, upon:

(Continued and to be signed on the reverse side)

PROXY CARD FOR SPECIAL MEETING OF SHAREHOLDERS OF

G. WILLI-FOOD INTERNATIONAL LTD.

APRIL 3, 2019

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
			FOR	AGAINST	ABSTAIN
	1.	Approve the Compensation Policy of the Company, in the form attached as Appendix A to the Proxy Statement for a period of three years as of the date of the shareholders' approval.	☐	☐	☐
			YES	NO
		Are you a controlling shareholder in the Company (as defined in the Israeli Companies Law) or do you have a personal interest in the approval of proposal 1 (MUST BE COMPLETED FOR VOTE TO BE COUNTED).	☐	☐
			FOR	AGAINST	ABSTAIN
	2.	Approve the Amendment to the Management Services Agreements of each of Mr. Yoseph Williger and Mr. Zwi Williger in their capacity as co-Chairmen of the Board, commencing as of January 1, 2019.	☐	☐	☐
			YES	NO
		Do you have a personal interest in the approval of proposal 2 (MUST BE COMPLETED FOR VOTE TO BE COUNTED).	☐	☐

The undersigned hereby acknowledges receipt of a copy of the accompanying Notice of Special Meeting of Shareholders and Proxy Statement, and hereby revokes any proxy or proxies heretofore given:

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear  on this Proxy. When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.